UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of August 2012

Commission File Number 000-12790

ORBOTECH LTD.

(Translation of Registrant’s name into English)

SANHEDRIN BOULEVARD, NORTH INDUSTRIAL ZONE, YAVNE 81101, ISRAEL

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Attached hereto and incorporated by reference herein are the following documents:

1.	Press release issued by the Registrant on, and dated, August 6, 2012, and entitled “Orbotech Announces Second Quarter 2012 Results”.

2.	Registrant’s Condensed Consolidated Balance Sheets at June 30, 2012.

3.	Registrant’s Condensed Consolidated Statements of Income for the Six and Three Month Periods ended June 30, 2012.

4.	Registrant’s Condensed Consolidated Statements of Cash Flows for the Six and Three Month Periods ended June 30, 2012.

5.	Registrant’s Reconciliation of GAAP to non-GAAP Results from Continuing Operations for the Six and Three Month Periods ended June 30, 2012.

6.	Press release issued by the Registrant on, and dated, August 6, 2012, and entitled “Orbotech Receives Multiple Orders from Leading Touch Screen Makers for Laser Direct Imaging Systems”.

*        *        *         *        *        *

Except as set forth below, the information on this Form 6-K, including the exhibits attached hereto, shall not be deemed ‘filed’ for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934.

This report on Form 6-K is incorporated by reference into the Registration Statements on Form S-8 (Registration No. 33-25782, Registration No. 33-78196, Registration No. 333-05440, Registration No. 333-06542, Registration No. 333-08404, Registration No. 333-09342, Registration No. 333-11124, Registration No. 333-12692, Registration No. 333-127979, Registration No. 333-154394 and Registration No. 333-169146) of Orbotech Ltd. previously filed with the Securities and Exchange Commission.

FOR IMMEDIATE RELEASE

ORBOTECH ANNOUNCES SECOND QUARTER 2012 RESULTS

YAVNE, ISRAEL — August 6, 2012 — ORBOTECH LTD. (NASDAQ/GSM SYMBOL: ORBK) today announced its consolidated financial results for the second quarter and six months ended June 30, 2012.

Revenues for the second quarter of 2012 totaled $101.3 million, compared to $100.2 million in the first quarter of 2012 and $153.4 million in the second quarter of 2011. GAAP net loss for the second quarter of 2012 was $0.8 million, or $0.02 per share, compared to GAAP net income of $1.6 million, or $0.04 per share (diluted) for the first quarter of 2012 and GAAP net income of $18.9 million, or $0.48 per share (diluted), in the second quarter of 2011.

Revenues for the first six months of 2012 totaled $201.6 million, compared to $287.6 million recorded in the first six months of 2011. GAAP net income for the first six months of 2012 was $0.8 million, or $0.02 per share (diluted), compared to a GAAP net income of $30.1 million, or $0.80 per share (diluted), in the first six months of 2011.

Non-GAAP net income for the second quarter of 2012 was $3.1 million, or $0.07 per share (diluted), compared to non-GAAP net income of $21.8 million, or $0.56 per share (diluted), in the second quarter of 2011. Non-GAAP net income for the first six months of 2012 was $10.6 million, or $0.24 per share (diluted), compared to non-GAAP net income of $37.0 million, or $0.98 per share (diluted), in the first six months of 2011. A reconciliation of each of the Company’s non-GAAP measures to the comparable GAAP measure is included at the end of this press release.

In the Company’s Production Solutions for Electronics Industry segment, sales of equipment to the PCB industry were $48.6 million in the second quarter of 2012, compared to $48.5 million in the first quarter of 2012 and $58.7 million in the second quarter of 2011; and sales of equipment to the FPD industry were $12.3 million in the second quarter of 2012, compared to $11.8 million in the first quarter of 2012 and $56.7 million in the second quarter of 2011. In the Company’s Recognition Software segment, sales were $1.7 million in the second quarter of 2012, compared to $2.0 million in the first quarter of 2012 and $1.6 million in the second quarter of 2011. In addition, service revenue for the second quarter of 2012 reached a quarterly record $38.7 million, compared to $37.9 million in the first quarter of 2012 and $36.4 million in the second quarter of 2011.

The Company completed the quarter with cash, cash equivalents, short-term bank deposits and marketable securities of approximately $279.1 million; and debt of $80 million, compared with cash, cash equivalents, short-term bank deposits and marketable securities of approximately $267.5 million; and debt of $88 million at the end of the first quarter of 2012. The Company generated cash of $21.7 million from continuing operations in the second quarter of 2012.

Commenting on the quarter, Rani Cohen, President and Chief Executive Officer, said: “After a somewhat slow start to the year, in recent weeks we are seeing increased order activity related to our PCB equipment, in particular related to direct imaging systems for touch screen manufacturers, after the end of the quarter. In addition, FPD manufacturers are beginning to report higher levels of planned capital expenditures, which we believe will translate into new orders for the Company in the next few months. We are pleased with our cash generation and the posting of a third successive quarter of record revenues from our customer support operations, which we look on as a vote of confidence from our expanding customer base. We continue the close monitoring of our operating expenses which — net of the Korean matter — decreased as compared with the first quarter of 2012.” Mr. Cohen added: “Although we recently reduced our revenue guidance for the second half of 2012, we believe that global consumer demand for advanced mobile devices will create strong business conditions for Orbotech in the latter part of 2012 and in 2013. As in the past, we expect that our exceptional product portfolio will position us well to take advantage of existing strong consumer demand for sophisticated devices such as smartphones, tablets and other electronic devices, and anticipated demand for advanced panel devices once the FPD industry begins to recover.”

As previously reported, the Company’s Korean subsidiary and six local employees have been indicted in Korea and the investigation into the actions of employees of the Company and its subsidiaries outside Korea is ongoing. The Company’s Korean subsidiary continues to co-operate with the Korean authorities in this matter. The Company incurred $2.3 million of expenses related to this matter during the second quarter of 2012, which are recorded in general and administrative expenses. The Company expects to continue to incur expenses associated with this matter for at least the remainder of 2012, but due to the uncertain nature and timing of such proceedings cannot predict the timing or amount of these expenses. The Company believes there are meritorious defenses to the prosecutor’s allegations and its Korean subsidiary intends to continue defending itself and its employees vigorously. Despite the ongoing legal matters in Korea, the Company has continued pursuing business activity in Korea, including orders for FPD and PCB equipment from customers located there and, in recent weeks, shipping products for delivery to customers in Korea. The Company remains committed to its business in Korea, including supporting its extensive customer base there through its local Korean subsidiary and worldwide support and research and development organization.

Given the cyclicality and other uncertainties prevalent within the industries which Orbotech serves, as well as the fluctuations in product mix, the Company will not be providing earnings per share guidance. As already disclosed, the Company has withdrawn all of its previously announced 2012 earnings per share guidance; however, at this time it is reiterating its 2012 revenue guidance of approximately $430-$450 million, and providing gross margin guidance of approximately 43-44% for 2012. The Company anticipates that its operating expenses — excluding those in connection with the Korean matter discussed above — will be consistent with second quarter levels for each of the third and fourth quarters of 2012.

An earnings conference call for the Company’s second quarter 2012 results is scheduled for Monday, August 6, 2012, at 9:00 a.m. EDT. The dial-in number for the conference call is 773-756-4789, and a replay will be available on telephone number 203-369-0229 until August 20, 2012. The pass code is Q2. A live web cast of the conference call and a replay can also be heard by accessing the investor relations section on the Company’s website at www.orbotech.com.

About Orbotech Ltd.

Orbotech Ltd. (NASDAQ/GSM: ORBK) has been at the cutting edge of the electronics industry supply chain, as an innovator of enabling technologies used in the manufacture of the world’s most sophisticated consumer and industrial products, for over 30 years. The Company is a leading provider of yield-enhancing and production solutions, primarily for manufacturers of printed circuit boards, flat panel displays and other electronic components; and today, virtually every electronic device is produced using Orbotech technology. The Company also applies its core expertise and resources in other advanced technology areas, including character recognition for check and forms processing and solar photovoltaic manufacturing. Headquartered in Israel and operating from multiple locations internationally, Orbotech’s highly talented and inter-disciplinary professionals design, manufacture, sell and service the Company’s end-to-end portfolio of solutions for the benefit of customers the world over. For more information please see the Company’s filings with the U.S. Securities and Exchange Commission at www.sec.gov. and visit the Company’s corporate website at www.orbotech.com.

Cautionary Statement Regarding Forward-Looking Statements

Except for historical information, the matters discussed in this press release are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements relate to, among other things, future prospects, developments and business strategies and involve certain risks and uncertainties. The words “anticipate,” “believe,” “could,” “will,” “plan,” “expect” and “would” and similar terms and phrases, including references to assumptions, have been used in this press release to identify forward-looking statements. These forward-looking statements are made based on management’s expectations and beliefs concerning future events affecting Orbotech and are subject to uncertainties and factors relating to its operations and business environment, all of which are difficult to predict and many of which are beyond the Company’s control. Many factors could cause the actual results to differ materially from those projected including, without limitation, the timing, terms and success of any strategic transaction, the outcome and impact of the pending criminal matter and ongoing investigation in Korea, including any impact on existing or future business opportunities in Korea and elsewhere, any civil actions related to the Korean matter brought by third parties, including the Company’s customers, which may result in monetary judgments or settlements. expenses associated with the Korean matter, cyclicality in the industries in which the Company operates, the Company’s production capacity, timing and occurrence of product acceptance, fluctuations in product mix, worldwide economic conditions generally, especially in the industries in which the Company operates, the timing and strength of product and service offerings by the Company and its competitors, changes in business or pricing strategies, changes in the prevailing political and regulatory framework in which the relevant parties operate or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis, the level of consumer demand for sophisticated devices such as smartphones, tablets and other electronic devices and other risks detailed in the Company’s SEC reports, including the Company’s Annual Report on Form 20-F for the year ended December 31, 2011. The Company assumes no obligation to update the information in this press release to reflect new information, future events or otherwise, except as required by law.

ORBOTECH LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

AT JUNE 30, 2012

	June 30 2012	December 31 2011
	U.S. dollars in thousands
Assets

CURRENT ASSETS:
Cash and cash equivalents	184,722	151,237
Short-term bank deposits	79,718	145,292
Marketable securities	2,204
Accounts receivable:
Trade	182,323	196,232
Other	27,617	26,163
Deferred income taxes	7,929	6,580
Inventories	109,200	105,109

Total current assets	593,713	630,613

INVESTMENTS AND NON-CURRENT ASSETS:
Marketable securities	12,450
Funds in respect of employee rights upon retirement	11,799	11,846
Deferred income taxes	8,795	8,999
Other long-term investments	2,361	2,426

	35,405	23,271

PROPERTY, PLANT AND EQUIPMENT, net	24,844	26,664

GOODWILL	12,444	12,444

OTHER INTANGIBLE ASSETS, net	48,427	54,491

	714,833	747,483

Liabilities and equity

CURRENT LIABILITIES:
Current maturities of long-term bank loan	32,000	32,000
Accounts payable and accruals:
Trade	29,725	32,357
Other	45,783	57,590
Deferred income	21,799	25,910

Total current liabilities	129,307	147,857

LONG-TERM LIABILITIES:
Long-term bank loan	48,000	64,000
Liability for employee rights upon retirement	26,614	26,797
Deferred income taxes	1,705	1,759
Other tax liabilities	16,725	16,938

Total long-term liabilities	93,044	109,494

Total liabilities	222,351	257,351

EQUITY:
Share capital	2,100	2,092
Additional paid-in capital	273,569	270,966
Retained earnings	274,997	274,148
Accumulated other comprehensive income (loss)	(1,871)	(1,460)

	548,795	545,746
Less treasury shares, at cost	(57,192)	(57,192)

Total Orbotech Ltd. shareholders’ equity	491,603	488,554
Non-controlling interest	879	1,578

Total equity	492,482	490,132

	714,833	747,483

ORBOTECH LTD.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

FOR THE SIX AND THREE MONTH PERIODS ENDED JUNE 30, 2012

	6 months ended June 30		3 months ended June 30		12 months ended December 31
	2012	2011	2012	2011	2011
	U.S. dollars in thousands (except per share data)

REVENUES	201,554	287,616	101,332	153,405	565,313

COST OF REVENUES	114,678	167,730	59,301	89,214	329,442

WRITE-DOWN OF INVENTORIES					6,743

GROSS PROFIT	86,876	119,886	42,031	64,191	229,128

RESEARCH AND DEVELOPMENT COSTS - net	36,124	41,250	18,048	21,021	84,180

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	37,957	35,756	19,316	18,402	72,583

AMORTIZATION OF INTANGIBLE ASSETS	6,064	6,142	2,973	3,071	12,304

RESTRUCTURING CHARGES	1,918

OPERATING INCOME	4,813	36,738	1,694	21,697	60,061

FINANCIAL EXPENSES - net	3,439	3,896	2,334	1,773	6,551

INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE TAXES ON INCOME	1,374	32,842	(640)	19,924	53,510

TAXES ON INCOME	964	4,119	422	2,289	7,677

	410	28,723	(1,062)	17,635	45,833

SHARE IN LOSSES OF ASSOCIATED COMPANY	65		20		179

NET INCOME (LOSS) FROM CONTINUING OPERATIONS	345	28,723	(1,082)	17,635	45,654

INCOME FROM DISCONTINUED OPERATIONS, NET OF TAX		1,363		1,255	1,363

NET INCOME (LOSS)	345	30,086	(1,082)	18,890	47,017

NET LOSS ATTRIBUTABLE TO THE NON-CONTROLLING INTEREST	(504)		(292)		(322)

NET INCOME (LOSS) ATTRIBUTABLE TO ORBOTECH LTD.	849	30,086	(790)	18,890	47,339

AMOUNTS ATTRIBUTABLE TO ORBOTECH LTD.:
INCOME (LOSS) FROM CONTINUING OPERATIONS	849	28,723	(790)	17,635	45,976

INCOME FROM DISCONTINUED OPERATIONS, NET OF TAX		1,363		1,255	1,363

NET INCOME (LOSS) ATTRIBUTABLE TO ORBOTECH LTD.	849	30,086	(790)	18,890	47,339

EARNINGS PER SHARE:
INCOME (LOSS) FROM CONTINUING OPERATIONS:
BASIC	$0.02	$0.78	($0.02)	$0.46	$1.15

DILUTED	$0.02	$0.76	($0.02)	$0.45	$1.13

NET INCOME (LOSS) ATTRIBUTABLE TO ORBOTECH LTD.:
BASIC	$0.02	$0.82	($0.02)	$0.50	$1.19

DILUTED	$0.02	$0.80	($0.02)	$0.48	$1.16

WEIGHTED AVERAGE NUMBER OF SHARES USED IN COMPUTATION OF EARNINGS PER SHARE - IN THOUSANDS:
BASIC	43,462	36,618	43,507	37,969	39,909

DILUTED	44,044	37,731	43,507	38,967	40,816

ORBOTECH LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX AND THREE MONTH PERIODS ENDED JUNE 30, 2012

	6 months ended June 30		3 months ended June 30		12 months ended December 31
	2012	2011	2012	2011	2011
	U.S. dollars in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:

Net income (loss)	345	30,086	(1,082)	18,890	47,017
Adjustment to reconcile net income to net cash provided by (used in) operating activities:
Income from discontinued operations		(1,363)		(1,255)	(1,363)
Depreciation and amortization	9,934	9,978	4,858	4,888	19,958
Compensation relating to equity awards granted to employees and others - net	1,806	2,137	896	1,080	3,728
Increase (decrease) in liability for employee rights upon retirement	94	462	(30)	825	(704)
Non-cash expenses in respect of restructuring	601
Deferred income taxes	(1,199)	1,297	(13)	17	2,584
Loss from sales and write down of marketable securities		395		238	395
Others	295	46	228	46	1,224
Decrease (increase) in accounts receivable:
Trade	13,909	(30,782)	16,107	(18,988)	(42,714)
Other	(1,398)	(403)	826	681	2,698
Increase (decrease) in accounts payable and accruals:
Trade	(2,632)	26,112	4,389	20,385	5,822
Deferred income and other	(15,901)	2,245	(3,413)	4,176	6,105
Decrease (increase) in inventories	(3,930)	(9,921)	(1,086)	(8,545)	6,870

Net cash provided by operating activities - continuing operations	1,924	30,289	21,680	22,438	51,620
Net cash used in operating activities - discontinued operations		(740)		(1,604)	(787)

Net cash provided by operating activities	1,924	29,549	21,680	20,834	50,833

CASH FLOWS FROM INVESTING ACTIVITIES:

Purchase of property, plant and equipment	(3,459)	(2,385)	(1,929)	(1,136)	(7,554)
Withdraw (placement) of bank deposits	65,574	(60,000)	13,694	(60,000)	(142,325)
Realization (purchase) of marketable securities	(14,935)	1,967		627	1,967
Other investment		(1,500)		(1,500)	(2,810)
Proceeds from disposal of property, plant and equipment		35		35	35
Decrease (increase) in funds in respect of employee rights upon retirement	(230)	(213)	(66)	(280)	331

Net cash provided by (used in) investing activities - continuing operations	46,950	(62,096)	11,699	(62,254)	(150,356)
Net cash provided by investing activities - discontinued operations		9,155			9,155

Net cash provided by (used in) investing activities	46,950	(52,941)	11,699	(62,254)	(141,201)

CASH FLOWS FROM FINANCING ACTIVITIES:

Repayment of long-term bank loan	(16,000)	(16,000)	(8,000)	(8,000)	(32,000)
Employee stock options exercised	611	1,430	141	363	2,063
Proceeds from issuance of shares, net		90,683		90,683	90,683

Net cash provided by (used in) financing activities	(15,389)	76,113	(7,859)	83,046	60,746

Currency translation adjustments on cash and cash equivalents				(26)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	33,485	52,721	25,520	41,600	(29,622)

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	151,237	180,859	159,202	191,980	180,859

CASH AND CASH EQUIVALENTS AT END OF PERIOD	184,722	233,580	184,722	233,580	151,237

LESS - CASH AND CASH EQUIVALENTS OF DISCONTINUED OPERATIONS AT END OF PERIOD		58		58

CASH AND CASH EQUIVALENTS OF CONTINUING OPERATIONS AT END OF PERIOD	184,722	233,522	184,722	233,522	151,237

ORBOTECH LTD.

RECONCILIATION OF GAAP TO NON-GAAP RESULTS FROM CONTINUING OPERATIONS

FOR THE SIX AND THREE MONTH PERIODS ENDED JUNE 30, 2012

	6 months ended June 30		3 months ended June 30		12 months ended December 31
	2012	2011	2012	2011	2011
	U.S. dollars in thousands (except per share data)

Reported operating income on GAAP basis	4,813	36,738	1,694	21,697	60,061

Equity based compensation expenses	1,750	2,137	869	1,080	3,728
Restructuring charges	1,918
Amortization of intangible assets	6,064	6,142	2,973	3,071	12,304

Non-GAAP operating income	14,545	45,017	5,536	25,848	76,093

Reported net income (loss) attributable to Orbotech Ltd. on GAAP basis	849	30,086	(790)	18,890	47,339

Equity based compensation expenses	1,750	2,137	869	1,080	3,728
Amortization of intangible assets	6,064	6,142	2,973	3,071	12,304
Income from discontinued operations		(1,363)		(1,255)	(1,363)
Restructuring charges	1,918
Share in losses of associated company	65		20		179

Non-GAAP net income from continuing operations	10,646	37,002	3,072	21,786	62,187

Non-GAAP earnings per diluted share	$0.24	$0.98	$0.07	$0.56	$1.52

Shares used in earnings per diluted share calculation-in thousands	44,044	37,731	44,131	38,967	40,816

Non-GAAP Financial Measures

Non-GAAP net income, non-GAAP net income from continuing operations and non-GAAP net income from continuing operations per share detailed in the Reconciliation exclude charges, income or losses, as applicable, related to one or more of the following: (i) equity-based compensation expenses; (ii) certain items associated with acquisitions, including amortization and impairment of intangibles; (iii) discontinued operations; (iv) restructuring charges; and/or share in losses of associated company. Management uses these non-GAAP measures to evaluate the Company’s operating and financial performance in light of business objectives and for planning purposes. These measures are not in accordance with GAAP and may differ from non-GAAP methods of accounting and reporting used by other companies. Orbotech believes that these measures enhance investors’ ability to review the Company’s business from the same perspective as the Company’s management and facilitate comparisons with results for prior periods. The presentation of this additional non-GAAP information should not be considered in isolation or as a substitute for net income; net income attributable to Orbotech Ltd. or earnings per share prepared in accordance with GAAP, and should be read only in conjunction with the Company’s consolidated financial statements prepared in accordance with GAAP. The reasons why management uses these measures, the usefulness of these measures and the material limitations on the usefulness of these measures are set forth below. For a detailed explanation of the adjustments made to comparable GAAP measures, please see the Reconciliation.

To supplement the Company’s financial results presented on a GAAP basis, the Company uses the non-GAAP measures indicated in the Reconciliation, which exclude equity based compensation expenses, amortization of intangible assets, in-process research and development charges and impairment and restructuring charges, as well as certain financial expenses and non-recurring income items that are believed to be helpful in understanding and comparing past operating and financial performance with current results. However, the non-GAAP measures presented are subject to limitations as an analytical tool because they exclude recurring items (such as equity compensation and amortization of intangible assets) as described below and because they do not reflect certain cash expenditures that are required to operate the Company’s business, such as interest expense and taxes. Accordingly, these non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures and should be read only in conjunction with the Company’s consolidated financial statements prepared in accordance with GAAP. Management regularly utilizes supplemental non-GAAP financial measures internally to understand, manage and evaluate the Company’s business and make operating decisions. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Non-GAAP financial measures reflect adjustments based on the following items, as well as the related income tax effects.

The effect of equity-based compensation expenses has been excluded from the non-GAAP measures. Although equity-based compensation is a key incentive offered to employees, and the Company believes such compensation contributed to the revenues earned during the periods presented and also believes it will contribute to the generation of future period revenues, the Company continues to evaluate its business performance excluding equity based compensation expenses. Equity-based compensation expenses will recur in future periods.

The effects of amortization of intangible assets have also been excluded from the measures. This item is inconsistent in amount and frequency and is significantly affected by the timing and size of acquisitions. Investors should note that the use of intangible assets contributed to revenues earned during the periods presented and will contribute to future period revenues as well. Amortization of intangible assets will recur in future periods and the Company may be required to record additional impairment charges in the future. The Company believes that it is useful for investors to understand the effects of these items on total operating expenses. For more information about these items, see the Reconciliation and the Company’s Annual Report on Form 20-F filed with the SEC for the year ended December 31, 2011.

COMPANY CONTACTS:

Adrian Auman	Michelle Harnish
Corporate Vice President Investor Relations	Marketing Communications Manager
and Special Projects	Orbotech, Inc.
Orbotech Ltd.	+1-603-289-7937
+972-8-942-3560

FOR IMMEDIATE RELEASE

ORBOTECH RECEIVES MULTIPLE ORDERS FROM LEADING TOUCH SCREEN

MAKERS FOR LASER DIRECT IMAGING SYSTEMS

YAVNE, ISRAEL — August 6, 2012 — ORBOTECH LTD. (NASDAQ/GSM SYMBOL: ORBK) today announced the receipt of multiple orders from leading touch screen manufacturers in Asia Pacific, including Taiwan, China and Korea, for its Orbotech LDI™ 150 laser direct imaging (“LDI”) system.

Orbotech’s LDI systems are used to enable the mass production of One Glass Solution (“OGS”) sensors on routed cover glass, a cutting-edge touch screen application that is lighter, thinner, less expensive and more reliable than existing (multilayer) glass-based touch sensors.

“We have received very positive responses to our introduction of a number of first-ever technologies designed for the touch screen industry’s most advanced manufacturing requirements” said Mr. Richard Klapholz, Corporate Vice President at Orbotech Ltd. “Many leading touch screen makers have adopted Orbotech LDI to enable the exposure of multiple OGS sensors in a single array. Because LDI is required at different stages throughout the manufacturing process, several LDI systems are deployed in each production line, imaging hundreds of thousands of glasses per month with high yield. This is a major breakthrough in mass production capabilities, allowing our customers to overcome the limitations of conventional techniques and achieve greater operational efficiency.”

Traditionally, touch screen makers producing OGS designs have had to trade-off between cover glass strength and production volume. Orbotech’s LDI systems have now rendered this a thing of the past. Leveraging more than 20 years of experience and leadership in scaling algorithms for complex applications, this system features unique image acquisition and data processing capabilities which ensure the precise and high speed imaging of multiple sensors simultaneously. Separate glasses can be placed on a single jig, while the system automatically compensates for inaccuracies in the location of each glass and then images all of the glasses in a single array. In addition, the jig can be utilized by existing production equipment in subsequent process steps.

Orbotech’s field-proven solutions for touch screen production include LDI, automated optical inspection (AOI) and automated optical repair (AOR).

About Orbotech Ltd.

Orbotech Ltd. (NASDAQ/GSM: ORBK) has been at the cutting edge of the electronics industry supply chain, as an innovator of enabling technologies used in the manufacture of the world’s most sophisticated consumer and industrial products, for over 30 years. The Company is a leading provider of yield-enhancing and production solutions, primarily for manufacturers of printed circuit boards, flat panel displays and other electronic components; and today, virtually every electronic device is produced using Orbotech technology. The Company also applies its core expertise and resources in other advanced technology areas, including character recognition for check and forms processing and solar photovoltaic manufacturing. Headquartered in Israel and operating from multiple locations internationally, Orbotech’s highly talented and inter-disciplinary professionals design, manufacture, sell and service the Company’s end-to-end portfolio of solutions for the benefit of customers the world over. For more information please see the Company’s filings with the U.S. Securities and Exchange Commission at www.sec.gov. and visit the Company’s corporate website at www.orbotech.com.

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Cautionary Statement Regarding Forward-Looking Statements

Except for historical information, the matters discussed in this press release are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements relate to, among other things, future prospects, developments and business strategies and involve certain risks and uncertainties. The words “anticipate,” “believe,” “could,” “will,” “plan,” “expect” and “would” and similar terms and phrases, including references to assumptions, have been used in this press release to identify forward-looking statements. These forward-looking statements are made based on management’s expectations and beliefs concerning future events affecting Orbotech and are subject to uncertainties and factors relating to its operations and business environment, all of which are difficult to predict and many of which are beyond the Company’s control. Many factors could cause the actual results to differ materially from those projected including, without limitation, the timing, terms and success of any strategic transaction, the outcome and impact of the pending criminal matter and ongoing investigation in Korea, including any impact on existing or future business opportunities in Korea and elsewhere, any civil actions related to the Korean matter brought by third parties, including the Company’s customers, which may result in monetary judgments or settlements. expenses associated with the Korean matter, cyclicality in the industries in which the Company operates, the Company’s production capacity, timing and occurrence of product acceptance, fluctuations in product mix, worldwide economic conditions generally, especially in the industries in which the Company operates, the timing and strength of product and service offerings by the Company and its competitors, changes in business or pricing strategies, changes in the prevailing political and regulatory framework in which the relevant parties operate or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis, the level of consumer demand for sophisticated devices such as smartphones, tablets and other electronic devices and other risks detailed in the Company’s SEC reports, including the Company’s Annual Report on Form 20-F for the year ended December 31, 2011. The Company assumes no obligation to update the information in this press release to reflect new information, future events or otherwise, except as required by law.

COMPANY CONTACTS:

Adrian Auman	Michelle Harnish
Corporate Vice President Investor Relations	Marketing Communications Manager
and Special Projects	Orbotech, Inc.
Orbotech Ltd.	+1-603-289-7937
+972-8-942-3560

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORBOTECH LTD.
(Registrant)

By:	/s/ Doron Abramovitch
Doron Abramovitch
Corporate Vice President and
Chief Financial Officer

Date: August 7, 2012